Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the six months ended June 30,		For the years ended December 31,
	2012	2011	2011	2010	2009	2008 (a)	2007 (a)
Income (loss) before taxes and discontinued operations	$(2,385)	$(434)	$(12,661)	$(854)	$(3,232)	$(77,557)	$(29,228)
Fixed Charges:
Interest Expense (b)	843	952	1,870	2,035	2,373	4,871	7,340
Rentals:
Buildings, net of sublease income - 6.0% (c)	234	202	490	494	311	323	339
Total fixed charges	$1,077	$1,154	$2,360	$2,529	$2,684	$5,194	$7,679
Income (loss) before taxes and discontinued operations, plus fixed charges	$(1,308)	$720	$(10,301)	$1,675	$(548)	$(72,363)	$(21,549)
Ratio of earnings to fixed charges (d)	—	—	—	—	—	—	—
Deficit	$2,385	$434	$12,661	$854	$3,232	$77,557	$29,228

(a) As adjusted due to the implementation of the cash conversion subsections of ASC Topic 470-20 “Debt with Conversion and Other Options—Cash Conversion.” See Note 1 “Significant Accounting Policies” to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(b) Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.
(c) Management believes that 6% is a reasonable approximation of the interest factor on rentals. Building and office rental fees that were included in restructuring charges were excluded from fixed charges.

(d) The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the six months ended June 30, 2012 and 2011 and for the years ended December 31, 2011, 2010, 2009, 2008, and 2007.